UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)

Lev Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

52730C101
(CUSIP Number)

Michael A. Goldstein, Esq. Becker & Poliakoff, LLP 45 Broadway New York, New York 10006 (212) 599-3322
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240. l3d-1(f) or 240.1 3d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Page 1 of 15 pages)

SCHEDULE 13D

CUSIP No. 52730C101

1.	Names of Reporting Persons Judson A. Cooper I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES	7. Sole Voting Power: 4,296,685
BENEFICIALLY OWNED BY	8. Shared Voting Power: 27,293,417
EACH REPORTING	9. Sole Dispositive Power: 4,296,685
PERSON WITH	10. Shared Dispositive Power: 27,293,417

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,590,102

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11): 22.3%

14.	Type of Reporting Person (See Instructions)IN

(Page 2 of 15 pages)

CUSIP No. 52730C101

1.	Names of Reporting Persons Joshua D. Schein, Ph.D. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES	7. Sole Voting Power: 4,917,955
BENEFICIALLY OWNED BY	8. Shared Voting Power: 27,293,417
EACH REPORTING	9. Sole Dispositive Power: 4,917,955
PERSON WITH	10. Shared Dispositive Power: 27,293,417

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,211,372

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11): 22.8%

14.	Type of Reporting Person (See Instructions) IN

(Page 3 of 15 pages)

CUSIP No. 52730C101

1.	Names of Reporting Persons Prism Ventures, LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES	7. Sole Voting Power: 0
BENEFICIALLY OWNED BY	8. Shared Voting Power: 27,293,417
EACH REPORTING	9. Sole Dispositive Power: 0
PERSON WITH	10. Shared Dispositive Power: 27,293,417

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,293,417

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11): 19.8%

14.	Type of Reporting Person (See Instructions) OO

(Page 4 of 15 pages)

CUSIP No. 52730C101

1.	Names of Reporting Persons Newton Partners, LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: New York

NUMBER OF SHARES	7. Sole Voting Power: 0
BENEFICIALLY OWNED BY	8. Shared Voting Power: 5,113,763
EACH REPORTING	9. Sole Dispositive Power: 0
PERSON WITH	10. Shared Dispositive Power: 5,113,763

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,113,763

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11): 3.7%

14.	Type of Reporting Person (See Instructions) OO

(Page 5 of 15 pages)

CUSIP No. 52730C101

1.	Names of Reporting Persons Windsor Ventures LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: New York

NUMBER OF SHARES	7. Sole Voting Power: 0
BENEFICIALLY OWNED BY	8. Shared Voting Power: 5,017,066
EACH REPORTING	9. Sole Dispositive Power: 0
PERSON WITH	10. Shared Dispositive Power: 5,017,066

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,017,066

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11): 3.6%

14.	Type of Reporting Person (See Instructions) OO

(Page 6 of 15 pages)

CUSIP No. 52730C101

1.	Names of Reporting Persons Sapphire Ventures LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: New York

NUMBER OF SHARES	7. Sole Voting Power: 0
BENEFICIALLY OWNED BY	8. Shared Voting Power: 4,011,362
EACH REPORTING	9. Sole Dispositive Power: 0
PERSON WITH	10. Shared Dispositive Power: 4,011,362

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,011,362

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11): 2.9%

14.	Type of Reporting Person (See Instructions) OO

(Page 7 of 15 pages)

CUSIP No. 52730C101

1.	Names of Reporting Persons Tudor Technology Ventures LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: New York

NUMBER OF SHARES	7. Sole Voting Power: 0
BENEFICIALLY OWNED BY	8. Shared Voting Power: 3,153,368
EACH REPORTING	9. Sole Dispositive Power: 0
PERSON WITH	10. Shared Dispositive Power: 3,153,368

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,153,368

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11): 2.3%

14.	Type of Reporting Person (See Instructions) OO

(Page 8 of 15 pages)

CUSIP No. 52730C101

1.	Names of Reporting Persons Entry Point Capital LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: New York

NUMBER OF SHARES	7. Sole Voting Power: 0
BENEFICIALLY OWNED BY	8. Shared Voting Power: 3,146,099
EACH REPORTING	9. Sole Dispositive Power: 0
PERSON WITH	10. Shared Dispositive Power: 3,146,099

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,146,099

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11): 2.3%

14.	Type of Reporting Person (See Instructions) OO

(Page 9 of 15 pages)

This Amendment No. 1 to Schedule 13D is being filed by Judson A. Cooper, Joshua D. Schein, Ph.D., Prism Ventures LLC, Newton Partners, LLC, Windsor Ventures LLC, Sapphire Ventures LLC, Tudor Technology Partners, LLC, and Entry Point Capital LLC. The filing persons filed an original Schedule 13D dated January 7, 2005 (the “Original 13D”). Capitalized terms which are used herein but are not defined herein shall have the meaning ascribed to them in the Original 13D.

Item 1.    Security and Issuer

The class of equity security to which this statement relates is the common stock, par value, $0.01 per share (the “Common Stock”), of Lev Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive office of the Issuer is 675 Third Avenue, Suite 2200, New York, New York 10017.

Item 2.    Identity and Background

(a, b, c and f) Name: This statement on Schedule 13D/A (this “Statement”) is being filed by (i) Judson A. Cooper, a U.S. citizen (“Cooper”), (ii) Joshua D. Schein, Ph.D., a U.S. citizen (“Schein”), (iii) Prism Ventures LLC, a Delaware limited liability company (“Prism”), Newton Partners, LLC, a New York limited liability company (“Newton”), Windsor Ventures LLC, a New York limited liability company (“Windsor”), Sapphire Ventures LLC, a New York limited liability company (“Sapphire”), Tudor Technology Partners, LLC, a New York limited liability company (“Tudor”), and Entry Point Capital LLC, a New York limited liability company (“Entry Point”). The principal business of each of Prism, Newton, Windsor, Sapphire, Tudor and Entry Point is to hold certain investments. Each of Schein and Cooper own 50% of Prism and Schein and Cooper are the only members of Prism. Prism is the sole member of, and owns 100% of the limited liability company interests of each of Newton, Windsor, Sapphire, Tudor and Entry Point. The business address of Schein and Cooper is c/o Lev Pharmaceuticals, Inc., 675 Third Avenue, Suite 2200, New York, New York 10017. The principal office of each of Prism, Newton, Windsor, Sapphire, Tudor and Entry Point is 524 Clubhouse Road, Woodmere, New York 11598. Cooper, Schein, Prism, Newton, Windsor, Sapphire, Tudor and Entry Point are referred to herein collectively as the “Reporting Persons.”

(d and e) During the last five years, none of the Reporting Person has been (i) convicted in a criminal proceeding excluding traffic violations or similar misdemeanors or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

As reported in the Original 13D, the Reporting Persons (i) held certain shares of Common Stock and/or (ii) were issued shares of Common Stock and/or securities exercisable or convertible into shares of Common Stock of the Issuer in connection with an Agreement and Plan of Merger dated as of November 5, 2004, as amended December 8, 2004, (the “Merger Agreement”), among Fun City Popcorn, Inc., Lev Acquisition Corp., a Delaware corporation (“Merger Sub”), which is a wholly owned subsidiary of Fun City Popcorn, Inc., and Lev Pharmaceuticals, Inc., a privately-held corporation. Pursuant to the Merger Agreement, Merger Sub merged with and into the privately-held corporation and the combined entity became a wholly-owned subsidiary of the Issuer (the “Merger”). The Merger was consummated on December 29, 2004. The information set forth in this Item 3 is qualified in its entirety by the provisions of the Merger Agreement and Amendment No. 1 to the Merger Agreement, which were filed as Exhibits 2 and 3 to the Original 13D.

On December 31, 2007, Newton transferred 90,000 shares of Common Stock to certain family members of Cooper as a bona fide gift. Of these transferred shares, 30,000 shares were transferred to individuals for whom Cooper continues to claim beneficial ownership and the remainder of such shares were transferred to individuals for which Cooper expressly disclaims any beneficial ownership. On January 3, 2008, Newton transferred an additional 90,000 shares to Schein, as a bona fide gift. On December 20, 2007, the Issuer’s Board of Directors approved a grant of 2,000,000 shares of restricted stock to each of Cooper and Schein in connection with the execution of second Amended and Restated Employment Agreements between the Issuer and Cooper and Schein. The restricted shares awarded to each of Cooper and Schein are subject to the following vesting requirements: 1,000,000 shares shall vest upon the Issuer’s receipt of regulatory approval for its lead product candidate and thereafter, the balance of the restricted shares shall vest in equal annual installments on each of the first two anniversary dates of the date of regulatory approval.

(Page 10 of 15 pages)

On January 17, 2007, the Issuer’s Board of Directors approved a grant of options to purchase 1,600,000 shares of restricted stock to each of Cooper and Schein in connection with the execution of a first Amended and Restated Employment Agreement between the Issuer and each of Cooper and Schein. The options awarded to Cooper and Schein vest in equal annual installments of 25% of the total option amount on each of the four anniversary dates of the date of grant. Due to the foregoing vesting requirements, 400,000 shares which may be issued upon the exercise of such options have been included in the reported holdings of each of Cooper and Schein an aggregate of 1,200,000 shares which may be issued upon exercise of such options have been excluded from the reported holdings of each of Cooper and Schein. The January 2007 options are exercisable at a price of $1.60 per shares for a period of ten years.

During June 2006, Cooper purchased an aggregate of 11,000 shares of Common Stock in open market transactions as follows:

Date	Number of Shares	Price per Share

June 9, 2006	2,500	$0.52
June 12, 2006	3,500	$0.53
June 12, 2006	1,000	$0.56
June 13, 2006	1,000	$0.59
June 14, 2006	1,000	$0.59
June 15, 2006	1,000	$0.57
June 16, 2006	1,000	$0.57

During June 2006, Schein purchased an aggregate of 7,000 shares of Common Stock in open market transactions.

Date	Number of Shares	Price per Share

June 13, 2006	1,000	$0.56
June 13, 2006	1,500	$0.59
June 15, 2006	1,000	$0.57
June 16, 2006	1,000	$0.57
June 19, 2006	2,500	$0.60

The funds used to purchase the above listed shares by Cooper and Schein were their personal funds.

Item 4.    Purpose of Transaction

The Reporting Persons hold their shares of Common Stock and securities convertible into shares of Common Stock for general investment purposes. The Reporting Persons may, from time to time, acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with his investment purposes or may acquire additional securities of the Issuer through private transactions, which securities may be convertible into additional shares of Common Stock. Additionally, the Reporting Persons may from time to time sell shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose. Except as described herein or otherwise reported by the Issuer in its disclosure reports filed pursuant to the Securities and Exchange Act of 1934, as amended, the Reporting Person does not currently have plans or proposals which relate to, or would result in:

(Page 11 of 15 pages)

(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or
(x) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

(a) As a result of the Reporting Persons’ transactions described in Item 3 of this Schedule 13D, the Reporting Persons may currently be deemed to be the beneficial owner of the following of the Issuer’s securities:

(i) Cooper may be deemed to be the beneficial owner of an aggregate of 31,590,102 shares of Common Stock, representing 22.3% of the outstanding shares of Common Stock of the Company. Such shares include (a) 11,000 shares of Common Stock; (b) 2,000,000 shares of restricted Common Stock which are deemed beneficially owned pursuant to Rule 13d-3; (c) 400,000 shares of Common Stock issuable upon exercise of presently exercisable options granted in January 2007 (excluding 1,200,000 shares of Common Stock subject to vesting requirements as described in Item 3 of this Schedule 13D/A); (d) 1,427,450 shares of Common Stock issuable upon exercise of presently exercisable stock options issued in 2004; (e) 27,293,417 shares of Common Stock beneficially owned by Prism; and (f) 458,235 Shares of Common Stock owned by certain family members of Mr. Cooper.

(ii) Schein may be deemed to be the beneficial owner of an aggregate of 32,211,372 shares of Common Stock, representing 22.8% of the outstanding shares of Common Stock of the Company. Such shares include (a) 1,090,505 shares of Common Stock; (b) 2,000,000 shares of restricted Common Stock which are deemed beneficially owned pursuant to Rule 13d-3; (c) 400,000 shares of Common Stock issuable upon exercise of presently exercisable options granted in January 2007 (excluding 1,200,000 shares of Common Stock subject to vesting requirements as described in Item 3 of this Schedule 13D/A); (d) 1,427,450 shares of Common Stock issuable upon exercise of presently exercisable stock options issued in 2004; and (e) 27,293,417 shares of Common Stock beneficially owned by Prism.

(iii) Prism may be deemed to be the beneficial owner of 27,293,417 shares of Common Stock representing 19.8% of the outstanding shares of Common Stock. Such shares consist of (a) 6,851,759 shares of Common Stock, (b) 5,113,763 shares of Common Stock beneficially owned by Newton, (c) 5,017,066 shares of Common Stock beneficially owned by Windsor, (d) 4,011,362 shares of Common Stock beneficially owned by Sapphire, (e) 3,153,368 shares of Common Stock beneficially owned by Tudor and (f) 3,146,099 shares of Common Stock beneficially owned by Entry Point.

(Page 12 of 15 pages)

(iv) Newton may be deemed to be the beneficial owner of 5,113,763 shares of Common Stock representing 3.7% of the outstanding Common Stock.

(v) Windsor may be deemed to be the beneficial owner of 5,017,066 shares of Common Stock representing 3.6% of the outstanding Common Stock.

(vi) Sapphire may be deemed to be the beneficial owner of 4,011,362 shares of Common Stock representing 2.9% of the outstanding Common Stock.

(vii) Tudor may be deemed to be the beneficial owner of 3,153,368 shares of Common Stock representing 2.3% of the outstanding Common Stock.

(viii) Entry Point may be deemed to be the beneficial owner of 3,146,099 shares of Common Stock representing 2.3% of the outstanding Common Stock.

(b) (i) Cooper may be deemed to have sole voting and dispositive power over 4,296,685 shares of Common Stock and shared voting and dispositive power with Prism with respect to 27,293,417 shares of Common Stock.

(ii) Schein may be deemed to have sole voting and dispositive power over 4,917,955 shares of Common Stock and share voting and dispositive power with Prism with respect to 27,293,417 shares of Common Stock.

(iii) Prism may be deemed to share voting and dispositive power over 27,293,417 shares of Common Stock with Cooper and Schein.

(iv) Newton may be deemed to have shared voting and dispositive power of 5,113,763 shares of Common Stock.

(v) Windsor may be deemed to have shared voting and dispositive power over 5,017,066 shares of Common Stock.

(vi) Sapphire may be deemed to have shared voting and dispositive power over 4,011,362 shares of Common Stock.

(vii) Tudor may be deemed to have shared voting and dispositive power over 3,153,368 shares of Common Stock.

(viii) Entry Point may be deemed to have shared voting and dispositive power over 3,146,099 shares of Common Stock.

(c) None other than the transactions described in Item 3.

(d) To the Reporting Persons’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Persons reported on herein.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 3 of this Schedule 13D/A or in the Original 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  Further, none of the Issuer’s securities beneficially owned by the Reporting Persons are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

(Page 13 of 15 pages)

Item 7.    Material to Be Filed as Exhibits

1.  Joint Filing Agreement by and among Judson A. Cooper, Joshua D. Schein, Ph.D., Prism Ventures LLC, Newton Technology Partners LLC, Windsor Ventures LLC, Sapphire Ventures LLC, Tudor Technology Ventures LLC and Entry Point Capital LLC. Filed as exhibit 1 to the Original 13D.

2.  Agreement and Plan of Merger by and among Fun City Popcorn, Inc., Lev Acquisition Corp. and Lev Pharmaceuticals, Inc. dated as of November 5, 2004 filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed November 10, 2004 and incorporated by reference herein. Filed as exhibit 2 to the Original 13D.

3.  Amendment No. 1 to Agreement and Plan of Merger by and among Fun City Popcorn, Inc., Lev Acquisition Corp. and Lev Pharmaceuticals, Inc. dated as of December 8, 2004 filed as Exhibit 2.2 to the Company's Annual Report on Form 10-KSB, filed on December 29, 2004 and incorporated by reference herein. Filed as exhibit 3 to the Original 13D.

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2008
/s/ Judson Cooper
Judson Cooper

/s/ Joshua D. Schein
Joshua D. Schein

Prism Ventures LLC

By: /s/ Joshua D. Schein
Joshua D. Schein, Member

Newton Partners LLC

By: Prism Ventures LLC, Member

By: /s/ Joshua D. Schein
Joshua D. Schein, Member

Windsor Ventures LLC

By: Prism Ventures LLC, Member

By: /s/ Joshua D. Schein
Joshua D. Schein, Member

(Page 14 of 15 pages)

Sapphire Ventures LLC

By: Prism Ventures LLC, Member

By: /s/ Joshua D. Schein
Joshua D. Schein, Member

Tudor Technology Ventures LLC

By: Prism Ventures LLC, Member

By: /s/ Joshua D. Schein
Joshua D. Schein, Member

Entry Point Capital LLC

By: Prism Ventures LLC, Member

By: /s/ Joshua D. Schein
Joshua D. Schein, Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purposed which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

(Page 15 of 15 pages)